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Exhibit (a)(1)(xi)

FOR IMMEDIATE RELEASE

DOVER ACQUISITION CORP. ANNOUNCES EXTENSION OF TENDER OFFER

        San Francisco, CA.—December 2, 2004—Dover Acquisition Corp. (the "Purchaser"), an affiliate of The Lawrence Weissberg Revocable Living Trust (the "Trust"), today announced that the Purchaser has extended the expiration date for its tender offer for shares of Dover Investments Corporation ("Dover") (OTCBB: DOVRA and DOVRB) to 5 p.m., New York City time, on Tuesday, January 11, 2005. This new expiration date coincides with the date of a court hearing to consider a settlement of certain stockholder litigation relating to the Purchaser's tender offer.

        On September 23, 2004, the Purchaser commenced a tender offer to purchase all outstanding shares of Dover Class A Common Stock and all outstanding shares Dover Class B Common Stock at a price of $30.50 per share in cash. The tender offer was originally scheduled to expire at 5 p.m., New York City time, on Friday, October 22, 2004.

        On October 22, 2004, in conjunction with settlement of certain pending litigation, the Purchaser announced an increase in the offer price to $31.30 in cash per share to all tendering stockholders and an extension of the offer until 5 p.m., New York City time, on Wednesday, December 15, 2004.

        The offer will now expire at 5 p.m., New York City time, on Tuesday, January 11, 2005, unless extended. As of December 1, 2004, approximately 347,683 shares of Dover Class A Common Stock had been tendered to the Purchaser at the price of $31.30 per share, consisting of 347,633 shares tendered and 50 shares in respect of which the Purchaser has received notices of guaranteed delivery. As of December 1, 2004, approximately 31,016 shares of Dover Class B Common Stock had been tendered to the Purchaser at the price of $31.30 per share, consisting of 31,016 shares tendered and zero shares in respect of which the Purchaser has received notices of guaranteed delivery.

        The scheduled court hearing relates to a lawsuit (Chiarenza v. Dover Investments Corporation) brought by a stockholder of Dover, individually and as a class action on behalf of all stockholders, against Dover, the Trust, the Purchaser and each member of Dover's Board of Directors in response to the Trust's January 2004 proposal to take Dover private and in response to the Purchaser's tender offer. On October 22, 2004, the parties to the lawsuit entered into a memorandum of understanding relating to the settlement of the pending litigation. The approval of the proposed settlement is one subject of the scheduled hearing. Completion of the tender offer and the proposed transaction are conditioned on court approval, and dismissal with prejudice, of this litigation.

        As a result of the extension, the Trust and the Purchaser will promptly file with the Securities and Exchange Commission amendments to its tender offer documents as well as a copy of the notice of hearing. The amendments and the notice of hearing may be obtained on the Securities and Exchange Commission's web site at www.sec.gov.

Stockholders who have not yet tendered are urged to tender their shares so that the Purchaser may complete the pending transaction. Stockholders who tender will receive $31.30 per share in cash following consummation of the tender offer.

        Stockholders of record can tender their shares by completing and mailing the Letter(s) of Transmittal, along with any other required documents, to the depositary, Mellon Investor Services LLC. Where shares are held in street name, the stockholder must contact the appropriate broker in order to tender the shares. Stockholders can call Mellon at 1-800-392-5792 to request the tender documents or with questions about the tender process. Stockholders who have already tendered their shares need not take any additional action.

        Stockholders should read the Tender Offer Statement on Schedule TO, as amended, which is on file with the Securities and Exchange Commission, as it contains important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO and other filed documents free of charge at the Securities and Exchange Commission's website at www.sec.gov.

        This press release is not an offer to purchase, a solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Offer to Purchase filed with the SEC.

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  Exhibit (a)(1)(xi)
DOVER ACQUISITION CORP. ANNOUNCES EXTENSION OF TENDER OFFER